SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Communications Systems, Inc.

(Name of Issuer)

Common Stock, $.05 Par Value

(Title of Class of Securities)

203900  10  5

(CUSIP Number)

March 15, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. 203900 10 5	13G

1.	Names of Reporting Persons Randall D. Sampson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,158,629

	6.	Shared Voting Power 732,194

	7.	Sole Dispositive Power 1,158,629

	8.	Shared Dispositive Power 732,194

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,890,823

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 20.1%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer: Communications Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 10900 Red Circle Drive Minnetonka, MN 55343

Item 2.
	(a)	Name of Person Filing: Randall D. Sampson
	(b)	Address of Principal Business Office or, if None, Residence: 10900 Red Circle Drive Minnetonka, MN 55343
	(c)	Citizenship: Minnesota
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 203900 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________________

Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

At March 15, 2021, Mr. Sampson beneficially owned 1,890,823 shares of the outstanding common stock of the Issuer, which includes:

(i) 34,550 shares of common stock owned by Mr. Sampson individually;

(ii) 25,349 shares of common stock owned jointly with Mr. Sampson’s spouse;

(iii) 380,370 shares of common stock held by the Marian Arlis Sampson Revocable Trust, of which Mr. Sampson is the sole trustee;

(iv) 37,722 shares of common stock held by the Marian Sampson IRA, of which Mr. Sampson is an attorney-in-fact authorized to act alone and Ms. Sampson retains authority to act on behalf of the Marian Sampson IRA;

(v) 681,334 shares of common stock owned by Sampson Family Real Estate Holdings, LLC of which Mr. Sampson is the sole manager;

(vi) 61,519 shares of common stock held by the Sampson Family Foundation, a charitable foundation of which Mr. Sampson is one of five directors. The two officers of the Sampson Family Foundation have the authority to vote and dispose of the shares of common stock held by the Sampson Family Foundation. Mr. Sampson is not an officer of the Sampson Family Foundation;

(vii) 62,375 shares of common stock that could be acquired by Mr. Sampson within 60 days of March 15, 2021 upon the exercise of outstanding stock options; and

(vii) 607,604 shares held by the Communications Systems, Inc. Employee Stock Ownership Plan, of which Mr. Sampson is one of three trustees but is not a participant.

Mr. Sampson disclaims beneficial ownership of all of the foregoing shares of the Issuer’s common stock except those shares and options he holds individually or jointly with his spouse.

Additionally, as reported by the Issuer, on March 1, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Helios Merger Co., a Delaware corporation and a wholly-owned subsidiary of CSI (the “Merger Sub”), Pineapple Energy LLC, a Delaware limited liability company (“Pineapple”), Lake Street Solar LLC, a Delaware limited liability company (the “Members' Representative”), and Randall D. Sampson, as the Shareholders' Representative (the “Shareholders' Representative”), pursuant to which Merger Sub will merge with and into Pineapple with Pineapple surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”).

Simultaneously with the execution of the Merger Agreement, Pineapple entered into a Voting Agreement, dated March 1, 2021 (the “Voting Agreement”) with officers and director of the Issuer, including Mr. Sampson. Pursuant to the Voting Agreement, Mr. Sampson has agreed, with respect to certain of the voting securities of the Issuer that Mr. Sampson beneficially owns as of the date thereof or thereafter, to vote in favor of the Merger. The Voting Agreement will terminate on the Effective Time (as defined therein) or upon termination of the Merger Agreement in accordance with its terms.

(b)

Percent of class:

20.1% based on 9,327,574 shares of the Issuer’s common stock outstanding as of March 1, 2021 as reported in the Issuer’s Form 10-K for the year ended December 31, 2021 filed March 31, 2021.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 1,158,629 (includes 62,375 options)
		(ii)	Shared power to vote or to direct the vote: 732,194

Page 5 of 5 Pages

(iii) Sole power to dispose or to direct the disposition of: 1,158,629 (includes 62,375 options)
(iv) Shared power to dispose or to direct the disposition of: 732,194

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2021
/s/ Randall D. Sampson
Randall D. Sampson